Federated Investors, Inc.
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222-3779
412-288-1900 Phone
FederatedInvestors.com
Via EDGAR

November 28, 2011

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Decker:

The purpose of this letter is to respond to your letter dated November 7, 2011, regarding the staff's review of Federated's Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q for the period ended September 30, 2011. Our responses below are keyed to the comments outlined in your letter.

Form 10-K for the Year Ended December 31, 2010

1.
General Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Please see our responses that follow.

2.
Exhibit 13.01 – Selected Portions of 2010 Annual Report to Shareholders Note 22(c) – Past Mutual Fund Trading Issues and Related Legal Proceedings, page 63 You disclose on page 63 the amounts you have accrued for costs associated with various legal, regulatory and compliance matters. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, tell us what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis.

Mr. Rufus Decker
November 28, 2011

As of the date of this letter, all material legal matters related to the Past Mutual Fund Trading Issues and Related Legal Proceedings disclosure in Federated's Annual Report on Form 10-K for the year ended December 31, 2010 were resolved. In future filings, we will disclose the following:

As of the date of this filing, no material additional accruals or costs relating to Past Mutual Fund Trading Issues and Related Legal Proceedings are reasonably possible.

Form 10-Q for the Period Ended September 30, 2011

3.
Note 15 - Commitments and Contingencies, page 20 (c) Legal Proceedings, page 21 We remind you that Rule 10-01(a)(5) of Regulation S-X states that disclosure of material contingencies shall be provided in interim financial statements even though a significant change since year end may not have occurred. In this regard, please revise your disclosures as necessary.

Federated disclosed its resolution of the excessive fee cases in Federated's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011. In connection with the preparation of Federated's quarterly reports for the second and third quarters of 2011, Federated contemplated the need to repeat this disclosure. The instructions to Part II of Form 10-Q state: "If substantially the same information has been previously reported by the registrant, an additional report of the information on this form need not be made." Based on consideration of this instruction, we concluded that the disclosures included in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 did not need to be repeated in subsequent filings.

However, in light of the requirement in Rule 10-01(a)(5), Federated will disclose the following in its next periodic filing:

Since February 2004, Federated has been named as a defendant in seven cases involving the fees charged to the Federated Kaufmann Fund. These cases were originally filed in five different federal courts and one state court. The state court case was voluntarily dismissed by the plaintiff without prejudice. The six federal cases were consolidated in the U.S. District Court for the Western District of Pennsylvania.

The plaintiffs in these cases sought compensatory damages reflecting a return of all advisory fees earned by Federated in connection with the management of the Federated Kaufmann Fund since June 28, 2003, as well as attorneys' fees and expenses. On April 28, 2011, Federated reached a final settlement to resolve these cases. Prior to the settlement, Federated had been preparing for trial which was scheduled to begin on April 12, 2011. Operating income for the year ended December 31, 2011 included charges of $17.6 million in legal and related costs associated with these cases. This amount was accrued in Accounts payable and accrued expenses and was charged primarily to Professional service fees. Federated is pursuing insurance reimbursements for these costs.

As of the date of this filing, no material additional accruals or costs relating to Past Mutual Fund Trading Issues and Related Legal Proceedings are reasonably possible.

Mr. Rufus Decker
November 28, 2011

We acknowledge that the adequacy and accuracy of disclosures in Federated's corporate filings are the responsibility of Federated Investors, Inc. We also acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope this information provides you with sufficient details in response to your comments. We would be happy to discuss any additional comments or questions you may have regarding Federated's filings. Please direct any follow-up questions to Stacey Friday at 412-288-1244 or Denis McAuley at 412-288-7712.

Sincerely,

/s/ Thomas R. Donahue
Thomas R. Donahue
Chief Financial Officer